UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-28769

(Check One):

[X] Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

                  For Period Ended: September 30, 2007
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                    PART I

                             REGISTRANT INFORMATION

                            Monumental Marketing, Inc.
               (Exact name of registrant as specified in its charter)

                 Nevada                                  20-2393338
     (State  or  other jurisdiction of                (I.R.S. Employer
       incorporation or organization)                Identification No.)

                                 7 Abba Hillel Street
                                Beit Silver, 15th Floor
                                   Ramat-Gan, 52522
                                        Israel
                       (Address of principal executive offices)

     Registrant's telephone number including area code: 972-3-575-1296

                                     PART II

                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

Management, in conjunction with the Company's auditors, is still working to complete the necessary financial reports for the period ended September 30, 2007. As a result, additional time is needed to file the report.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                             Haim Karo 845-425-0077
                      (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No


                            Monumental Marketing, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 28, 2007                      By  Haim Karo
                                           ------------------
                                            /s/ Haim Karo
                                             President